EXHIBIT 99.1

Press Release Including 2007 Outlook and Interim Unaudited Financial Statements of Suncor Energy Inc. for the fourth fiscal quarter ended December 31, 2006.

Record production and strong commodity prices contribute to solid 2006 financial results for Suncor Energy

All financial figures are unaudited and in Canadian dollars unless noted otherwise. Certain prior period amounts have been restated to conform to the current year’s presentation. Certain financial measures referred to in this document, including return on capital employed and cash operating costs, are not prescribed by Canadian generally accepted accounting principles (GAAP). For a description of these measures, see “Non GAAP Financial Measures” in this document. This document makes reference to barrels of oil equivalent (boe). A boe conversion ratio of six thousand cubic feet of natural gas: one barrel of crude oil is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. Accordingly, boe measures may be misleading, particularly if used in isolation.

Calgary, Alberta (January 25, 2007) – Suncor Energy Inc. today reported 2006 net earnings of $2.971 billion ($6.47 per common share), an increase from $1.158 billion ($2.54 per common share) in 2005. Excluding the effects of insurance proceeds, the reduction of federal and Alberta income tax rates and unrealized foreign exchange gains on the company’s U.S. dollar denominated long-term debt, 2006 net earnings were $2.320 billion ($5.05 per common share) compared to $834 million ($1.83 per common share) in 2005. Cash flow from operations in 2006 was $4.533 billion compared to $2.476 billion in 2005.

The increase in both net earnings and cash flow from operations primarily reflects higher crude oil production and higher crude oil prices in 2006. In 2005, Suncor’s operational and financial performance was impacted by a fire that cut production rates approximately in half for close to eight months, while in 2006, Suncor also benefited from an expansion project that resulted in increased production capacity.

“After a difficult year in 2005, we came back strong and went on to achieve a record level of production in 2006,” said Rick George, president and chief executive officer. “The focus now is on the fundamentals – steady, safe and reliable operations as we continue to build the foundation for future growth.”

2006 Overview

•                  Combined oil sands and natural gas production in 2006 was 294,800 barrels of oil equivalent (boe) per day, compared to 206,100 boe per day in 2005. Oil sands production averaged 260,000 barrels per day (bpd) in 2006 (253,800 bpd of synthetic crude oil and 6,200 bpd of bitumen sold directly to the market), compared to 171,300 bpd in 2005. Natural gas production averaged 191 million cubic feet (mmcf) per day, compared to an average 190 mmcf per day in 2005.

•                  Oil sands cash operating costs averaged $21.70 per barrel during 2006 compared to $24.55 per barrel in 2005. The decrease in 2006 was primarily due to fixed operating costs being spread over higher production volumes, as well as lower natural gas costs.

Suncor Energy Inc.
P.O. Box 38, 112 4 Avenue S.W., Calgary, Alberta  T2P 2V5
Website: www.suncor.com

•                  Suncor continued to make progress on the expansion of Upgrader 2. Engineering work on the project, which is expected to increase production capacity to 350,000 bpd in 2008, is substantially complete and construction is 69% complete. The project remains on schedule and within budget.

•      Average daily in-situ bitumen production from Suncor’s Firebag facilities increased to 33,700 bpd from 19,100 bpd in 2005.

•                  Plans for Suncor’s next major stage of oil sands growth were also advanced in 2006 with receipt of regulatory approval for a planned third upgrader and extension of the Steepbank Mine, two key components in the company’s plan to increase production to 500,000 to 550,000 bpd in 2010 to 2012.

•                  In its U.S. downstream operations, Suncor completed modifications in June to the company’s Commerce City (Denver) refining operation that enabled the production of ultra low sulphur diesel fuel and the integration of up to 10,000 to 15,000 bpd of oil sands sour crude into the refinery’s feedstock.

•                  In Suncor’s Canadian downstream operations, modifications were completed in July to enable the company’s Sarnia refinery to meet ultra low sulphur diesel requirements. The second stage of this project, slated for completion in the fourth quarter of 2007, is planned to integrate up to 40,000 bpd of oil sands sour crude into the facility’s feedstock and to improve the economic performance of the refinery.

•                  While continuing to expand its integrated oil sands and downstream refining and marketing businesses, Suncor also made advances in its renewable energy strategy with the opening of Canada’s largest ethanol plant and the commissioning of its third wind farm. Further investment in ethanol-based biofuels and a fourth wind farm are planned for 2007.

•                  Maintaining a strong balance sheet remained a priority in 2006. Suncor’s net debt (including cash and cash equivalents) at December 31, 2006 was $1.9 billion (approximately 0.4 times cash flow from operations). Year-end net debt in 2005 was $2.9 billion (approximately 1.2 times cash flow from operations).

•      Suncor achieved a company-wide return on capital employed of 40.6% in 2006 (excluding capitalized costs for major projects in progress), compared to 19.7% in 2005.

Fourth Quarter 2006

Suncor’s net earnings for the fourth quarter of 2006 were $358 million ($0.78 per common share) compared to $693 million ($1.52 per common share) in the fourth quarter of 2005. Excluding the effects of insurance proceeds and unrealized foreign exchange gains on the company’s U.S. dollar denominated long-term debt, fourth quarter net earnings were $374 million ($0.81 per common share) compared to $599 million ($1.31 per common share) during the fourth quarter of 2005. Cash flow from operations for the fourth quarter of 2006 was $746 million, compared to $1.226 billion in the fourth quarter of 2005.

The decrease in net earnings primarily reflects higher oil sands operating costs as a result of increased levels of maintenance activity and higher labour expenses during the fourth quarter. Company-wide fourth quarter net earnings were also negatively impacted by lower earnings in the Natural Gas business and the impact of maintenance activities in Suncor’s downstream operations. The decrease in cash flow from operations in the fourth quarter of 2006 compared to the fourth quarter of 2005 was due to the same factors that impacted net earnings during this period.

Suncor’s combined oil sands and natural gas production for the fourth quarter was 301,100 boe per day, compared to 302,700 boe per day in the same period of 2005. Natural gas production averaged 192 mmcf per day in the fourth quarter of 2006, relatively steady compared to the 193 mmcf per day recorded in the fourth quarter of 2005. Oil sands production in the fourth quarter of 2006 averaged 266,400 bpd, consisting of 256,700 bpd of synthetic crude oil and 9,700 bpd of bitumen sold directly to the market. Oil sands production in the fourth quarter of 2005 averaged 267,700 bpd, consisting of 260,500 bpd of synthetic crude oil and 7,200 bpd of bitumen sold directly to the market.

Fourth quarter 2006 oil sands cash operating costs were $25.65 per barrel, compared to $20.90 per barrel in the same period of 2005. Cash operating costs per barrel were higher in 2006 primarily as the result of the same factors impacting total oil sands operating costs, as noted above.

In Suncor’s Canadian downstream operations, a shutdown of the Sarnia refinery to tie-in modified facilities was completed on December 22. The work, which began in early September, was undertaken in stages to allow the facility to continue production at reduced rates.

As part of the company’s long-range planning, Suncor elected in late 2006 to transition to the Government of Alberta’s generic bitumen-based royalty in 2009.

Outlook

Suncor’s outlook provides management’s targets for 2007 in certain key areas of the company’s business. Outlook forecasts, which are updated quarterly, are subject to change.

2007 Full Year Outlook
Oil Sands
Production (bpd) (1)	260,000 to 270,000
Diesel	10%
Sweet	42%
Sour	43%
Bitumen	5%
Realization on crude sales basket	WTI @ Cushing less Cdn$7.50 to $8.50 per barrel
Cash operating costs (2)	$21.50 to $22.50 per barrel
Natural Gas
Natural gas (3) (mmcf equivalent per day)	215 to 220

(1)   The 2007 oil sands production target includes approximately 5% non-upgraded bitumen sold directly to the market. In 2006, the production target referred only to synthetic crude oil production.

(2)   Cash operating cost estimates are based on the following assumptions: i) production of 260,000 to 270,000 bpd; ii) a production sales mix as described in the chart above; and iii) a natural gas price of US$7.60 per thousand cubic feet (mcf) at Henry Hub. Cash operating costs per barrel are not prescribed by Generally Accepted Accounting Principles (GAAP). This non-GAAP financial measure does not have any standardized meaning and therefore is unlikely to be comparable to similar measures presented by other companies. Suncor includes this non-GAAP financial measure because investors may use this information to analyze operating performance. This information should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. See “Non-GAAP Financial Measures”.

(3)   The 2007 production target includes natural gas liquids (NGL) and crude oil converted into mmcf equivalent at a ratio of one barrel of NGL/crude oil: six thousand cubic feet of natural gas. This mmcf equivalent may be misleading, particularly if used in isolation. A conversion ratio of one barrel of NGL/crude oil: six thousand cubic feet of natural gas is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

Factors that could potentially impact Suncor’s financial performance include:

•      Crude oil hedges. Suncor has hedging agreements for 60,000 bpd in 2007. These costless collar hedges have an average floor of approximately US$51.64 per barrel while allowing participation in higher crude oil prices with an average ceiling of approximately US$93.26 per barrel. The company will consider future costless collars up to 30% of annual planned crude oil production if strategic opportunities are available.

•      Scheduled tie-ins of modified facilities at Suncor’s oil sands operation are planned during 2007. Upgrader 2 is expected to be shut down for approximately 50 days in the second quarter while this work is under way. During the outage, Upgrader 1 is expected to continue normal production. Although this shutdown is reflected in operational targets for the year, production estimates could be impacted if the work takes longer than planned or is impacted by labour or material supply issues. The tie-in work is required to enable production capacity to be increased to a planned 350,000 bpd in 2008.

•      Scheduled tie-ins of modified facilities at Suncor’s refineries. Suncor plans to begin a shutdown of the Sarnia refinery in the third quarter of 2007 (with completion scheduled in the fourth quarter of 2007) to tie-in modified facilities that are expected to enable the facility to process up to 40,000 bpd of oil sands sour crude.

Further discussion of the risks, uncertainties and other factors that could affect these plans, and any actual results, is included in Suncor’s annual report to shareholders and other documents filed with regulatory authorities.

Net Earnings Components

This table sets forth some of the factors impacting Suncor’s net earnings. For comparability purposes, readers should rely on the reported net earnings that are presented in the company’s consolidated financial statements and notes in accordance with Canadian GAAP. The company’s fourth quarter financial statements (unaudited) can be obtained at www.suncor.com or by calling 1-800-558-9071.

($ millions after tax)	Fourth Quarter		Years ended December 31
(unaudited)	2006	2005	2006	2005

Net earnings before the following items	374	603	2 333	838
Firebag Stage 2 start-up costs	—	(4)	(13)	(4)
Oil Sands fire accrued insurance proceeds (1)	27	98	232	293
Impact of income tax rate reductions on opening future income tax liabilities (2)	—	—	419	—
Unrealized foreign exchange gain (loss) on U.S. dollar denominated long-term debt	(43)	(4)	—	31
Net earnings as reported	358	693	2 971	1 158
Net earnings per share attributable to common shareholders as reported	$0.78	$1.52	$6.47	$2.54

(1) Net accrued property loss and business interruption proceeds net of income taxes and Alberta Crown Royalties.

(2) Impacts of the Federal and Alberta income tax rate changes enacted in the second quarter of 2006.

Non GAAP Financial Measures

Suncor includes cash and total operating cost per barrel data, return on capital employed (ROCE) and cash flow from operations because investors may use this information to analyze operating performance, leverage and liquidity. The additional information may not be comparable to similar measures presented by other companies and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with generally accepted accounting principles. Cash flow from operations is expressed before changes in non-cash working capital. A reconciliation of net earnings to cash flow from operations is provided in the schedules of segmented data, which are an integral part of the company’s fourth quarter financial statements.

The following table outlines the reconciliation of oil sands cash and total operating costs to expenses included in the schedules of segmented data in the company’s fourth quarter 2006 financial statements.

Oil Sands Operating Costs - Total Operations

		Fourth Quarter				Years ended December 31
		2006		2005		2006		2005
		$ millions	$/barrel	$ millions	$/barrel	$ millions	$/barrel	$ millions	$/barrel
Operating, selling and general expenses		675		466		2 149		1 432
Less: natural gas costs and inventory changes		(113)		(80)		(312)		(258)
Less: non-monetary transactions		(22)		—		(126)		—
Accretion of asset retirement obligations		7		6		28		24
Taxes other than income taxes		8		7		36		29
Cash costs		555	22.65	399	16.20	1 775	18.70	1 227	19.60
Natural gas		74	3.00	115	4.65	276	2.90	307	4.90
Imported bitumen (net of other reported product purchases)		—	—	1	0.05	6	0.10	2	0.05
Total cash operating costs	A	629	25.65	515	20.90	2 057	21.70	1 536	24.55
In-situ (Firebag) start-up costs	B	—	—	7	0.30	21	0.20	7	0.10
Total cash operating costs after start-up costs	A+B	629	25.65	522	21.20	2 078	21.90	1 543	24.65
Depreciation, depletion and amortization		104	4.25	89	3.60	385	4.05	330	5.30
Total operating costs		733	29.90	611	24.80	2 463	25.95	1 873	29.95
Production (thousands of barrels per day)		266.4		267.7		260.0		171.3

Oil Sands Operating Costs - In-situ Bitumen Production Only

		Fourth Quarter				Years ended December 31
		2006		2005 (1)		2006		2005 (1)
		$ millions	$/barrel	$ millions	$/barrel	$ millions	$/barrel	$ millions	$/barrel
Operating, selling and general expenses		57		49		209		155
Less: natural gas costs and inventory changes		(32)		(33)		(103)		(91)
Taxes other than income taxes		1		—		4		—
Cash costs		26	8.05	16	6.70	110	8.95	64	9.15
Natural gas		32	9.90	33	13.80	103	8.35	91	13.05
Cash operating costs	A	58	17.95	49	20.50	213	17.30	155	22.20
In-situ (Firebag) start-up costs	B	—	—	7	2.90	21	1.70	7	1.00
Total cash operating costs after start-up costs	A+B	58	17.95	56	23.40	234	19.00	162	23.20
Depreciation, depletion and amortization		20	6.20	11	4.60	68	5.55	34	4.90
Total operating costs		78	24.15	67	28.00	302	24.55	196	28.10
Production (thousands of barrels per day)		35.1		26.0		33.7		19.1

(1) Firebag start-up costs have not been seperately identified in past quarterly Reports to Shareholders. We have segregated these costs for comparable information puposes to provide additional detail to the individual components of cash costs.

Return on Capital Employed

Net earnings adjusted for after-tax financing expenses (2006 – $26 million; 2005 – income of $16 million) for the twelve month period ended (2006 – $2.997 billion; 2005 – $1.142 billion); divided by average capital employed (2006 – $7.379 billion; 2005 – $5.786 billion). Average capital employed is the sum of shareholders’ equity and short-term debt plus long-term debt less cash and cash equivalents, at the beginning and end of the year, divided by two, less average annual capitalized costs related to major projects in progress (as applicable).  For more detail on how ROCE is calculated, see page 56 of Suncor’s 2005 Annual Report.

Reconciliation of cash flow from operations on a per share basis
(unaudited)

		Fourth Quarter		Years ended December 31
		2006	2005	2006	2005
Cash flow from operations ($ millions)	A	746	1 226	4 533	2 476

Weighted average number of common shares outstanding - basic (millions of shares)	B	460	457	459	456

Cash flow from operations - basic (per share)	A/B	1.62	2.68	9.87	5.43

Suncor Energy Inc. is an integrated energy company headquartered in Calgary, Alberta. Suncor’s oil sands business, located near Fort McMurray, Alberta, extracts and upgrades oil sands and markets refinery feedstock and diesel fuel, while operations throughout Western Canada produce natural gas. Suncor operates a refining and marketing business in Ontario with retail distribution under the Sunoco brand. U.S.A. downstream assets include refining operations in Colorado and retail sales in the Denver area under the Phillips 66 brand. Suncor’s common shares (symbol: SU) are listed on the Toronto and New York stock exchanges.

Suncor Energy (U.S.A.) Inc. is an authorized licensee of the Phillips 66 brand and marks in the state of Colorado. Sunoco in Canada is separate and unrelated to Sunoco in the United States, which is owned by Sunoco, Inc. of Philadelphia.

This document contains forward-looking statements that address goals, expectations or projections about the future. These statements are based on Suncor’s current goals, expectations, estimates, projections and assumptions, as well as its current budgets and plans for capital expenditures. Some of the forward-looking statements may be identified by words like “planned”, outlook”, “target”, “expect”, “intends”, “will consider”, “could”,  “may”, “slated”, “scheduled” and similar expressions. These statements are not guarantees of future performance. Actual results could differ materially, as a result of factors, risks and uncertainties, known and unknown, to which Suncor’s business is subject. These could include: changes in general economic, market and business conditions; potential labour and material supply issues; fluctuations in supply and demand for Suncor’s products; fluctuations in commodity prices and currency exchange rates; the impact of stakeholder consultation; the regulatory process; technical issues; environmental issues; technological capabilities; new legislation; the occurrence of unexpected events; Suncor’s capability to execute and implement its future plans; and changes in current plans. Further discussion of the risks, uncertainties and other factors that could affect these plans, and any actual results, is included in Suncor’s annual report to shareholders, Annual Information Form/Form 40-F and other documents filed with regulatory authorities. Suncor disclaims any intentions or obligations to update or reuse any forward-looking statements whether as a result of new information, future events or otherwise.

Investor inquiries	Media inquiries
John Rogers	Brad Bellows
tel: 403-269-8670	tel: 403-269-8717

Suncor Energy Inc.
Consolidated Statements of Earnings

(unaudited)

	Fourth Quarter		Years ended Dec 31
($ millions)	2006	2005	2006	2005
		(restated) (note 2)		(restated) (note 2)
REVENUES	3 787	3 521	15 829	11 129
EXPENSES
Purchases of crude oil and products	1 067	1 018	4 723	4 184
Operating, selling and general (notes 2 and 6)	916	735	2 998	2 417
Energy marketing and trading activities (note 3)	498	191	1 541	789
Transportation and other costs	60	50	212	152
Depreciation, depletion and amortization (note 2)	191	149	695	568
Accretion of asset retirement obligations	8	7	34	30
Exploration	24	8	104	56
Royalties (note 10)	267	145	1 038	555
Taxes other than income taxes	157	123	595	529
Loss (gain) on disposal of assets	4	(12)	(1)	(13)
Project start-up costs	6	12	45	25
Financing expenses (income) (note 4)	52	15	39	(15)
	3 250	2 441	12 023	9 277
EARNINGS BEFORE INCOME TAXES	537	1 080	3 806	1 852
PROVISION FOR INCOME TAXES (notes 2 and 9)
Current	31	2	20	39
Future	148	385	815	655
	179	387	835	694
NET EARNINGS	358	693	2 971	1 158

PER COMMON SHARE (dollars), (note 5)
- Basic	0.78	1.52	6.47	2.54
- Diluted	0.76	1.48	6.32	2.48
Cash dividends	0.08	0.06	0.30	0.24

See accompanying notes.

Suncor Energy Inc.
Consolidated Balance Sheets

(unaudited)

($ millions)	December 31 2006	December 31 2005
		(restated) (note 2)
ASSETS
Current assets
Cash and cash equivalents	521	165
Accounts receivable	1 050	1 139
Inventories	589	523
Income taxes receivable	33	6
Future income taxes	109	83
Total current assets	2 302	1 916
Property, plant and equipment, net	16 189	12 966
Deferred charges and other (note 2)	290	267
Total assets	18 781	15 149
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Short-term debt	7	49
Accounts payable and accrued liabilities (note 10)	2 111	1 830
Taxes other than income taxes	40	56
Total current liabilities	2 158	1 935
Long-term debt (note 11)	2 385	3 007
Accrued liabilities and other	1 214	1 005
Future income taxes (notes 2 and 9)	4 072	3 206
Shareholders’ equity (see below)	8 952	5 996
Total liabilities and shareholders’ equity	18 781	15 149

SHAREHOLDERS’ EQUITY

	Number		Number
	(thousands)		(thousands)
Share capital	459 944	794	457 665	732
Contributed surplus		100		50
Cumulative foreign currency translation		(71)		(81)
Retained earnings (note 2)		8 129		5 295
		8 952		5 996

See accompanying notes.

Suncor Energy Inc.
Consolidated Statements of Cash Flows
(unaudited)

	Fourth Quarter		Years ended Dec 31
($ millions)	2006	2005	2006	2005
		(restated) (note 2)		(restated) (note 2)
OPERATING ACTIVITIES
Cash flow from operations	746	1 226	4 533	2 476
Decrease (increase) in operating working capital
Accounts receivable	153	127	53	(477)
Inventories	59	(67)	(66)	(63)
Accounts payable and accrued liabilities	234	(34)	87	435
Taxes payable	(28)	24	(43)	(23)
Cash flow from operating activities	1 164	1 276	4 564	2 348
CASH USED IN INVESTING ACTIVITIES	(1 169)	(897)	(3 489)	(3 113)
NET CASH SURPLUS (DEFICIENCY) BEFORE FINANCING ACTIVITIES	(5)	379	1 075	(765)
FINANCING ACTIVITIES
Increase (decrease) in short-term debt	(1)	45	(42)	19
Net increase (decrease) in other long-term debt	264	(333)	(622)	808
Issuance of common shares under stock option plan	5	7	45	69
Dividends paid on common shares	(35)	(25)	(127)	(102)
Deferred revenue	—	9	27	50
Cash provided by (used in) financing activities	233	(297)	(719)	844
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	228	82	356	79
EFFECT OF FOREIGN EXCHANGE ON CASH AND CASH EQUIVALENTS	3	(2)	—	(2)
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	290	85	165	88
CASH AND CASH EQUIVALENTS AT END OF PERIOD	521	165	521	165

See accompanying notes.

Suncor Energy Inc.
Consolidated Statements of Changes in Shareholders’ Equity
(unaudited)

($ millions)	Share Capital	Contributed Surplus	Cumulative Foreign Currency Translation	Retained Earnings
At December 31, 2004, as previously reported	651	32	(55)	4 293
Retroactive adjustment for change in accounting policy, net of tax (note 2)	—	—	—	(47)
At December 31, 2004, as restated	651	32	(55)	4 246
Net earnings	—	—	—	1 158
Dividends paid on common shares	—	—	—	(102)
Issued for cash under stock option plan	74	(5)	—	—
Issued under dividend reinvestment plan	7	—	—	(7)
Stock-based compensation expense	—	23	—	—
Foreign currency translation adjustment	—	—	(26)	—
At December 31, 2005, as restated	732	50	(81)	5 295
Net earnings	—	—	—	2 971
Dividends paid on common shares	—	—	—	(127)
Issued for cash under stock option plan	52	(7)	—	—
Issued under dividend reinvestment plan	10	—	—	(10)
Stock-based compensation expense	—	53	—	—
Foreign currency translation adjustment	—	—	10	—
Income tax benefit of stock option deductions in the U.S.	—	4	—	—
At December 31, 2006	794	100	(71)	8 129

See accompanying notes.

Suncor Energy Inc.
Schedules of Segmented Data
(unaudited)

Fourth Quarter

					Energy
					Marketing and		Refining and
					Refining -		Marketing -		Corporate and
	Oil Sands		Natural Gas		Canada		U.S.A.		Eliminations		Total
($ millions)	2006	2005	2006	2005	2006	2005	2006	2005	2006	2005	2006	2005

EARNINGS

Revenues
Operating revenues	1 494	1 302	134	221	896	902	698	709	—	2	3 222	3 136
Energy marketing and trading activities	—	—	—	—	510	199	—	—	—	—	510	199
Net insurance proceeds	51	185	—	—	—	—	—	—	—	—	51	185
Intersegment revenues	131	139	—	10	—	—	—	—	(131)	(149)	—	—
Interest	—	—	—	—	—	—	2	1	2	—	4	1
	1 676	1 626	134	231	1 406	1 101	700	710	(129)	(147)	3 787	3 521
Expenses
Purchases of crude oil and products	1	3	—	—	670	626	537	535	(141)	(146)	1 067	1 018
Operating, selling and general	675	466	27	24	117	145	42	48	55	52	916	735
Energy marketing and trading activities	—	—	—	—	500	194	—	—	(2)	(3)	498	191
Transportation and other costs	48	36	8	6	1	2	3	6	—	—	60	50
Depreciation, depletion and amortization	104	89	42	33	25	19	13	5	7	3	191	149
Accretion of asset retirement obligations	7	6	1	1	—	—	—	—	—	—	8	7
Exploration	—	—	24	8	—	—	—	—	—	—	24	8
Royalties (note 10)	229	89	38	56	—	—	—	—	—	—	267	145
Taxes other than income taxes	17	17	—	1	103	80	37	25	—	—	157	123
Loss (gain) on disposal of assets	—	—	1	(12)	3	—	—	—	—	—	4	(12)
Project start-up costs	6	12	—	—	—	—	—	—	—	—	6	12
Financing expenses	—	—	—	—	—	—	—	—	52	15	52	15
	1 087	718	141	117	1 419	1 066	632	619	(29)	(79)	3 250	2 441
Earnings (loss) before income taxes	589	908	(7)	114	(13)	35	68	91	(100)	(68)	537	1 080
Income taxes	(177)	(325)	2	(36)	1	(13)	(25)	(36)	20	23	(179)	(387)
Net earnings (loss)	412	583	(5)	78	(12)	22	43	55	(80)	(45)	358	693

Suncor Energy Inc.
Schedules of Segmented Data (continued)
(unaudited)

Fourth Quarter

					Energy
					Marketing and		Refining and
					Refining -		Marketing -		Corporate and
	Oil Sands		Natural Gas		Canada		U.S.A.		Eliminations		Total
($ millions)	2006	2005	2006	2005	2006	2005	2006	2005	2006	2005	2006	2005

CASH FLOW BEFORE FINANCING ACTIVITIES

Cash flow from (used in) operating activities:
Cash flow from (used in) operations
Net earnings (loss)	412	583	(5)	78	(12)	22	43	55	(80)	(45)	358	693
Exploration expenses	—	—	12	8	—	—	—	—	—	—	12	8
Non-cash items included in earnings
Depreciation, depletion and amortization	104	89	42	33	25	19	13	5	7	3	191	149
Income taxes	177	325	(2)	36	(1)	13	25	36	(51)	(25)	148	385
Loss (gain) on disposal of assets	—	—	1	(12)	3	—	—	—	—	—	4	(12)
Stock-based compensation expense	—	—	—	—	—	—	—	—	22	7	22	7
Other	(20)	(14)	—	1	(1)	6	(14)	(1)	51	(6)	16	(14)
Increase (decrease) in deferred credits and other	(5)	(4)	—	—	(1)	—	—	—	1	14	(5)	10
Total cash flow from (used in) operations	668	979	48	144	13	60	67	95	(50)	(52)	746	1 226
Decrease (increase) in operating working capital	721	(69)	(21)	36	(22)	(18)	(35)	(28)	(225)	129	418	50
Total cash flow from (used in) operating activities	1 389	910	27	180	(9)	42	32	67	(275)	77	1 164	1 276
Cash from (used in) investing activities:
Capital and exploration expenditures	(916)	(505)	(117)	(122)	(164)	(136)	—	(79)	(4)	(22)	(1 201)	(864)
Property loss insurance proceeds	7	—	—	—	—	—	—	—	—	—	7	—
Deferred maintenance shutdown expenditures	—	(1)	—	1	(24)	—	—	(6)	—	—	(24)	(6)
Deferred outlays and other investments	—	—	—	—	—	4	—	1	3	(7)	3	(2)
Proceeds from disposals	1	20	2	19	1	1	—	—	—	—	4	40
Decrease (Increase) in investing working capital	43	(44)	—	—	(1)	(15)	—	(6)	—	—	42	(65)
Total cash (used in) investing activities	(865)	(530)	(115)	(102)	(188)	(146)	—	(90)	(1)	(29)	(1 169)	(897)
Net cash surplus (deficiency) before financing activities	524	380	(88)	78	(197)	(104)	32	(23)	(276)	48	(5)	379

Suncor Energy Inc.
Schedules of Segmented Data
(unaudited)

Years ended December 31

					Energy
					Marketing and		Refining and
					Refining -		Marketing -		Corporate and
	Oil Sands		Natural Gas		Canada		U.S.A.		Eliminations		Total
($ millions)	2006	2005	2006	2005	2006	2005	2006	2005	2006	2005	2006	2005

EARNINGS

Revenues
Operating revenues	6 259	2 938	554	632	3 858	3 536	3 123	2 619	4	3	13 798	9 728
Energy marketing and trading activities	—	—	—	—	1 607	827	—	—	(25)	—	1 582	827
Net insurance proceeds	436	572	—	—	—	—	—	—	—	—	436	572
Intersegment revenues	712	455	23	47	—	—	—	—	(735)	(502)	—	—
Interest	—	—	1	—	—	—	5	2	7	—	13	2
	7 407	3 965	578	679	5 465	4 363	3 128	2 621	(749)	(499)	15 829	11 129
Expenses
Purchases of crude oil and products	89	32	—	—	2 876	2 585	2 477	2 048	(719)	(481)	4 723	4 184
Operating, selling and general	2 149	1 432	107	93	432	484	170	167	140	241	2 998	2 417
Energy marketing and trading activities	—	—	—	—	1 572	810	—	—	(31)	(21)	1 541	789
Transportation and other costs	162	104	25	22	6	6	19	20	—	—	212	152
Depreciation, depletion and amortization	385	330	152	130	94	73	38	23	26	12	695	568
Accretion of asset retirement obligations	28	24	5	5	1	1	—	—	—	—	34	30
Exploration	22	10	82	46	—	—	—	—	—	—	104	56
Royalties (note 10)	911	406	127	149	—	—	—	—	—	—	1 038	555
Taxes other than income taxes	75	51	3	3	359	338	157	137	1	—	595	529
Loss (gain) on disposal of assets	—	—	(4)	(12)	3	(1)	—	—	—	—	(1)	(13)
Project start-up costs	38	25	—	—	2	—	5	—	—	—	45	25
Financing expenses (income)	—	—	—	—	—	—	—	—	39	(15)	39	(15)
	3 859	2 414	497	436	5 345	4 296	2 866	2 395	(544)	(264)	12 023	9 277
Earnings (loss) before income taxes	3 548	1 551	81	243	120	67	262	226	(205)	(235)	3 806	1 852
Income taxes	(724)	(575)	28	(88)	(34)	(26)	(94)	(84)	(11)	79	(835)	(694)
Net earnings (loss)	2 824	976	109	155	86	41	168	142	(216)	(156)	2 971	1 158

As at December 31

TOTAL ASSETS	13 692	11 648	1 503	1 307	2 829	1 955	1 379	1 235	(622)	(996)	18 781	15 149

Suncor Energy Inc.
Schedules of Segmented Data (continued)
(unaudited)

Years ended December 31

					Energy
					Marketing and		Refining and
					Refining -		Marketing -		Corporate and
	Oil Sands		Natural Gas		Canada		U.S.A.		Eliminations		Total
($ millions)	2006	2005	2006	2005	2006	2005	2006	2005	2006	2005	2006	2005

CASH FLOW BEFORE FINANCING ACTIVITIES

Cash flow from (used in) operating activities:
Cash flow from (used in) operations
Net earnings (loss)	2 824	976	109	155	86	41	168	142	(216)	(156)	2 971	1 158
Exploration expenses	—	—	52	46	—	—	—	—	—	—	52	46
Non-cash items included in earnings
Depreciation, depletion and amortization	385	330	152	130	94	73	38	23	26	12	695	568
Income taxes	724	575	(28)	88	34	26	94	84	(9)	(118)	815	655
Loss (gain) on disposal of assets	—	—	(4)	(12)	3	(1)	—	—	—	—	(1)	(13)
Stock-based compensation expense	—	—	—	—	—	—	—	—	53	23	53	23
Other	(10)	11	—	5	—	13	(16)	(2)	12	(60)	(14)	(33)
Increase (decrease) in deferred credits and other	(21)	(14)	—	—	—	—	(3)	—	(14)	86	(38)	72
Total cash flow from (used in) operations	3 902	1 878	281	412	217	152	281	247	(148)	(213)	4 533	2 476
Decrease (increase) in operating working capital	426	(270)	(27)	(5)	(87)	(47)	(15)	17	(266)	177	31	(128)
Total cash flow from (used in) operating activities	4 328	1 608	254	407	130	105	266	264	(414)	(36)	4 564	2 348
Cash from (used in) investing activities:
Capital and exploration expenditures	(2 463)	(1 948)	(458)	(363)	(487)	(442)	(178)	(337)	(27)	(63)	(3 613)	(3 153)
Acquisition of Denver refinery and related assets	—	—	—	—	—	—	—	(62)	—	—	—	(62)
Property loss insurance proceeds	36	44	—	—	—	—	—	—	—	—	36	44
Deferred maintenance shutdown expenditures	—	(65)	—	(2)	(29)	—	(51)	(10)	—	—	(80)	(77)
Deferred outlays and other investments	(2)	(1)	—	—	1	3	6	1	(2)	(6)	3	(3)
Proceeds from disposals	2	41	15	21	4	3	—	—	—	—	21	65
Decrease (Increase) in investing working capital	197	47	—	—	(1)	3	(52)	23	—	—	144	73
Total cash (used in) investing activities	(2 230)	(1 882)	(443)	(344)	(512)	(433)	(275)	(385)	(29)	(69)	(3 489)	(3 113)
Net cash surplus (deficiency) before financing activities	2 098	(274)	(189)	63	(382)	(328)	(9)	(121)	(443)	(105)	1 075	(765)

Suncor Energy Inc.
Highlights
(unaudited)

		2006	2005
CASH FLOW FROM OPERATIONS

For the quarters ended December 31
Cash flow from operations (1), (dollars per common share - basic)		1.62	2.68

For the years ended December 31
Cash flow from operations (1), (dollars per common share - basic)		9.87	5.43

RATIOS
For the years ended December 31

Return on capital employed (%) (2)		40.6	19.7

Return on capital employed (%) (3)		30.4	14.3

Net debt to cash flow from operations (times) (4)		0.4	1.2
Interest coverage on long-term debt (times)
Net earnings (5)		25.5	12.5
Cash flow from operations (6)		30.5	16.9

As at December 31
Debt to debt plus shareholders’ equity (%) (7)		21.1	33.8

COMMON SHARE INFORMATION
As at December 31

Share price at end of trading
Toronto Stock Exchange	- Cdn$	91.79	73.32
New York Stock Exchange	- US$	78.91	63.13

Common share options outstanding (thousands)		19 810	19 202

For the years ended December 31
Average number outstanding, weighted monthly (thousands)		459 069	456 312

Refer to the Quarterly Operating Summary for a discussion of financial measures not prepared in accordance with Canadian generally accepted accounting principles (GAAP).

(1) Cash flow from operations for the period; divided by the weighted average number of common shares outstanding during the period.

(2) Net earnings adjusted for after-tax financing expenses (2006 - $26 million; 2005 - income of $16 million) for the twelve month period ended (2006 - $2,997 million; 2005 - $1,142 million); divided by average capital employed (2006 - $7,379 million; 2005 - $5,786 million). Average capital employed is the sum of shareholders’ equity and short-term debt plus long-term debt less cash and cash equivalents, at the beginning and end of the year, divided by two, less average capitalized costs related to major projects in progress (as applicable). Return on capital employed (ROCE) for Suncor operating segments as presented in the Quarterly Operating Summary is calculated in a manner consistent with consolidated ROCE. For a detailed reconciliation of ROCE prepared on an annual basis, see page 56 of Suncor’s 2005 Annual Report to Shareholders.

(3) If capital employed were to include capitalized costs related to major projects in progress (average capital employed including major projects in progress: 2006 -$9,856 million; 2005 - $7,961 million), the return on capital employed would be as stated on this line.

(4) Short-term debt plus long-term debt less cash and cash equivalents, divided by cash flow from operations for the twelve month period then ended.

(5) Net earnings plus income taxes and interest expense, divided by the sum of interest expense and capitalized interest.

(6) Cash flow from operations plus current income taxes and interest expense; divided by the sum of interest expense and capitalized interest.

(7) Short-term debt plus long-term debt; divided by the sum of short-term debt, long-term debt and shareholders’ equity.

Suncor Energy Inc.
Quarterly Operating Summary
(unaudited)

	For the quarter ended					Years ended
	Dec 31	Sept 30	June 30	Mar 31	Dec 31	Dec 31	Dec 31
	2006	2006	2006	2006	2005	2006	2005
OIL SANDS
Production (1), (a)
Total production	266.4	242.8	267.3	264.4	267.7	260.0	171.3
Firebag	35.1	37.2	35.0	27.4	26.0	33.7	19.1
Sales (a)
Light sweet crude oil	113.7	84.9	124.7	119.2	108.6	110.5	73.3
Diesel	24.0	20.7	32.9	35.1	30.7	28.2	15.6
Light sour crude oil	126.8	125.8	99.2	121.0	104.2	118.2	59.8
Bitumen	9.7	6.6	8.5	—	7.2	6.2	16.6
Total sales	274.2	238.0	265.3	275.3	250.7	263.1	165.3
Average sales price (2), (b)
Light sweet crude oil	64.51	78.11	78.27	69.00	55.96	71.98	49.93
Other (diesel, light sour crude oil and bitumen)	57.91	68.60	72.75	63.28	63.84	65.17	56.90
Total	60.65	71.99	75.34	65.75	60.42	68.03	53.81
Total *	60.65	71.99	75.34	65.75	66.68	68.03	62.68

Cash operating costs and Total operating costs - Total operations

Cash costs	22.65	21.00	15.65	15.55	16.20	18.70	19.60
Natural gas	3.00	2.60	2.55	3.45	4.65	2.90	4.90
Imported bitumen	—	0.10	0.10	0.05	0.05	0.10	0.05
Cash operating costs (3),(c)	25.65	23.70	18.30	19.05	20.90	21.70	24.55
Firebag start-up costs	—	—	—	0.90	0.30	0.20	0.10
Total cash operating costs (4),(c)	25.65	23.70	18.30	19.95	21.20	21.90	24.65
Depreciation, depletion and amortization	4.25	4.30	3.80	3.90	3.60	4.05	5.30
Total operating costs (5),(c)	29.90	28.00	22.10	23.85	24.80	25.95	29.95

Cash operating costs and Total operating costs - In-situ bitumen production only

Cash costs	8.05	5.55	8.50	5.70	6.70	8.95	9.15
Natural gas	9.90	7.60	8.15	7.70	13.80	8.35	13.05
Cash operating costs (6),(c)	17.95	13.15	16.65	13.40	20.50	17.30	22.20
Firebag start-up costs	—	—	—	8.50	2.90	1.70	1.00
Total cash operating costs (7),(c)	17.95	13.15	16.65	21.90	23.40	19.00	23.20
Depreciation, depletion and amortization	6.20	5.55	3.75	6.90	4.60	5.55	4.90
Total operating costs (8),(c)	24.15	18.70	20.40	28.80	28.00	24.55	28.10

(for the period ended)
Capital employed (h)	5 092	5 550	5 544	5 450	4 472

(for the twelve months ended)
Return on capital employed (i)	53.7	57.7	53.8	35.5	22.7

Return on capital employed (i) ****	40.4	43.7	40.5	26.3	16.3

Suncor Energy Inc.
Quarterly Operating Summary (continued)
(unaudited)

	For the quarter ended					Years ended
	Dec 31	Sept 30	June 30	Mar 31	Dec 31	Dec 31	Dec 31
	2006	2006	2006	2006	2005	2006	2005
NATURAL GAS
Gross production **
Natural gas (d)	192	191	189	196	193	191	190
Natural gas liquids (a)	2.1	2.1	2.6	2.4	2.3	2.3	2.4
Crude oil (a)	0.5	0.7	0.9	0.8	0.6	0.7	0.8
Total gross production (e)	34.7	34.6	35.1	35.9	35.0	34.8	34.8
Average sales price (2)
Natural gas (f)	6.55	6.33	6.38	9.03	11.66	7.15	8.57
Natural gas (f) *	6.40	6.13	6.22	8.75	11.83	6.95	8.59
Natural gas liquids (b)	44.20	53.11	60.14	51.75	57.85	44.96	50.70
Crude oil - conventional (b)	51.20	84.95	74.18	60.30	72.60	74.83	64.85
Net wells drilled
Conventional - exploratory ***	4	1	1	5	3	11	12
- development	6	6	2	4	13	18	22
	10	7	3	9	16	29	34

(for the period ended)
Capital employed (h)	861	778	770	590	563

(for the twelve months ended)
Return on capital employed (i)	15.3	27.9	30.6	31.7	30.7

ENERGY MARKETING AND REFINING — CANADA
Refined product sales (g)
Transportation fuels
Gasoline - retail	4.8	4.6	4.6	4.4	4.5	4.6	4.5
- other	4.1	3.8	3.9	3.6	3.3	3.8	3.9
Jet fuel	0.6	0.7	0.8	0.7	0.8	0.7	0.9
Diesel	3.3	3.0	3.5	3.2	3.4	3.2	3.3
Total transportation fuel sales	12.8	12.1	12.8	11.9	12.0	12.3	12.6
Petrochemicals	0.4	1.0	0.9	1.2	0.4	0.9	0.7
Heating oils	0.5	0.4	0.4	0.6	0.5	0.5	0.4
Heavy fuel oils	0.8	0.9	0.7	0.9	0.9	0.8	1.0
Other	0.4	0.8	0.6	0.7	0.5	0.6	0.5
Total refined product sales	14.9	15.2	15.4	15.3	14.3	15.1	15.2

Crude oil supply and refining
Processed at Sarnia refinery (g)	5.7	9.4	9.9	9.6	10.6	8.6	10.6
Utilization of refining capacity (j)	51	85	89	86	95	78	95

(for the period ended)
Capital employed (h)	1 023	847	490	535	486

(for the twelve months ended)
Return on capital employed (i)	12.5	21.0	23.9	11.5	8.1

Return on capital employed (i) ****	7.4	11.4	12.4	6.8	5.2

Suncor Energy Inc.
Quarterly Operating Summary (continued)
(unaudited)

	For the quarter ended					Years ended
	Dec 31	Sept 30	June 30	Mar 31	Dec 31	Dec 31	Dec 31
	2006	2006	2006	2006	2005	2006	2005
REFINING AND MARKETING — U.S.A.
Refined product sales (g)
Transportation fuels
Gasoline - retail	0.7	0.7	0.7	0.7	0.7	0.7	0.7
- other	6.9	7.6	8.0	5.3	7.1	6.8	6.2
Jet fuel	1.2	1.0	0.9	0.8	0.9	1.0	0.8
Diesel	3.7	3.8	3.8	3.2	3.6	3.6	3.3
Total transportation fuel sales	12.5	13.1	13.4	10.0	12.3	12.1	11.0
Asphalt	0.8	1.6	1.3	1.0	1.2	1.2	1.6
Other	0.9	1.5	1.5	0.3	1.0	1.1	1.1
Total refined product sales	14.2	16.2	16.2	11.3	14.5	14.4	13.7

Crude oil supply and refining
Processed at Denver refinery (g)	13.7	14.8	14.6	9.2	13.0	13.1	12.1
Utilization of refining capacity (i)	96	104	102	65	91	92	98

(for the period ended)
Capital employed (h)	831	810	340	341	327

(for the twelve months ended)
Return on capital employed (i)	34.2	44.4	45.7	42.2	49.4

Return on capital employed (i) ****	22.6	25.4	23.1	22.7	28.9

Suncor Energy Inc.
Quarterly Operating Summary (continued)
(unaudited)

Non GAAP Financial Measures

Certain financial measures referred to in the Highlights and Quarterly Operating Summary are not prescribed by Canadian generally accepted accounting principles (GAAP). Suncor includes cash flow from operations, return on capital employed and cash and total operating costs per barrel data because investors may use this information to analyze operating performance, leverage and liquidity. The additional information should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP.

Definitions

(1) Total operations production	Total operations production includes total production from both mining and in-situ operations.

(2) Average sales price	This operating statistic is calculated before royalties and net of related transportation costs (including or excluding the impact of hedging activities as noted).

(3) Cash operating costs - Total operations

Include cash costs that are defined as operating, selling and general expenses (excluding inventory changes), accretion expense, taxes other than income taxes and the cost of bitumen imported from third parties. Per barrel amounts are based on total production volumes.

(4) Total cash operating costs - Total operations	Include cash operating costs - Total operations as defined above and cash start-up costs for in-situ operations. Per barrel amounts are based on total production volumes.

(5) Total operating costs - Total operations	Include total cash operating costs - Total operations as defined above and non-cash operating costs. Per barrel amounts are based on total production volumes.

(6) Cash operating costs - In-situ bitumen production

Include cash costs that are defined as operating, selling and general expenses (excluding inventory changes), accretion expense and taxes other than income taxes. Per barrel amounts are based on in-situ production volumes only.

(7) Total cash operating costs - In-situ bitumen production	Include cash operating costs - In-situ bitumen production as defined above and cash start-up operating costs. Per barrel amounts are based on in-situ production volumes only.

(8) Total operating costs - In-situ bitumen production	Include total cash operating costs - In-situ bitumen production as defined above and non-cash operating costs. Per barrel amounts are based on in-situ production volumes only.

Explanatory Notes

*	Excludes the impact of hedging activities.
**	Currently Natural Gas production is located in the Western Canada Sedimentary Basin.
***	Excludes exploratory wells in progress.
****	If capital employed were to include capitalized costs related to major projects in progress, the return on capital employed would be as stated on this line.

(a)	thousands of barrels per day	(d)	millions of cubic feet per day	(g)	thousands of cubic metres per day
(b)	dollars per barrel	(e)	thousands of barrels of oil	(h)	$ millions
(c)	dollars per barrel rounded to		equivalent per day	(i)	percentage
	the nearest $0.05	(f)	dollars per thousand cubic feet

Metric conversion

Crude oil, refined products, etc.	1m3 (cubic metre) = approx. 6.29 barrels

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – DRAFT
(unaudited)

1. Accounting Policies

These interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles and follow the same accounting policies and methods of computation as, and should be read in conjunction with, the most recent annual financial statements, except for the accounting policy changes as described in note 2, Changes in Accounting Policies.

In the opinion of management, these interim consolidated financial statements contain all adjustments of a normal and recurring nature necessary to present fairly Suncor Energy Inc.’s (Suncor) financial position at December 31, 2006 and the results of its operations and cash flows for the three and twelve month periods ended December 31, 2006 and 2005.

Certain prior period comparative figures have been reclassified to conform to the current period presentation.

2. Changes in Accounting Policies

(a) Overburden Removal Costs

On January 1, 2006, the company retroactively adopted EIC 160 “Stripping Costs Incurred in the Production Phase of a Mining Operation”. Under the new standard, overburden removal costs should be deferred and amortized only in instances where the activity benefits future periods, otherwise the costs should be charged to earnings in the period incurred. At Suncor, overburden removal precedes mining of the oil sands deposit within the normal operating cycle, and is related to current production. In accordance with the new standard, overburden removal costs are treated as variable production costs and expensed as incurred. Previously overburden removal was deferred and amortized on a life-of-mine approach. The impact of adopting this accounting standard is as follows:

Change in Consolidated Balance Sheets

	As at December 31
($ millions, (decrease))	2006	2005

Deferred charges and other	(230)	(202)
Total assets	(230)	(202)

Future income tax liabilities	(77)	(68)
Retained earnings	(153)	(134)
Total liabilities and shareholders’ equity	(230)	(202)

Change in Consolidated Statements of Earnings

	Fourth quarter		Years ended December 31
($ millions, increase/(decrease))	2006	2005	2006	2005

Operating, selling and general	98	67	337	287
Depreciation, depletion and amortization	(101)	(64)	(309)	(152)
Future income taxes	1	(2)	(9)	(48)
Net earnings	2	(1)	(19)	(87)

Per common share – basic (dollars)	—	—	(0.04)	(0.19)
Per common share – diluted (dollars)	—	—	(0.04)	(0.19)

(b) Non-monetary Transactions

On January 1, 2006, the company prospectively adopted CICA Handbook section 3831 “Non-monetary Transactions”. The standard requires all non-monetary transactions to be measured at fair value (if determinable) unless future cash flows are not expected to change significantly as a result of a transaction or the transaction is an exchange of a product held for sale in the ordinary course of business. The company was required to record the effects of an existing contract at Oil Sands that exchanges off-gas produced as a by-product of the upgrading operations for natural gas. An equal amount of revenues for the sale of the off-gas, and purchases of crude oil and products for the purchase of the natural gas are recorded. The amount of the gross-up of revenues and purchases of crude oil and products for the three and twelve month periods ending December 31, 2006 was $22 million and $126 million respectively.

3. Energy Marketing and Trading Activities

The company uses physical and financial energy contracts, including swaps, forwards and options to earn trading and marketing revenues. The Financial trading activities are accounted for using the mark-to-market method and as such all financial instruments are recorded at fair value at each balance sheet date. The results of these activities are reported as revenue and as energy marketing and trading expenses in the Consolidated Statements of Earnings.

Physical energy marketing contracts involve activities intended to enhance prices and satisfy physical deliveries to customers. For the quarter ended December 31, 2006, these activities resulted in net pretax earnings of $11 million (2005 – net pretax earnings of $5 million). For the year ended December 31, 2006, physical energy marketing contracts resulted in net pretax earnings of $41 million (2005 – net pretax earnings of $15 million).

In addition to the financial derivatives used for hedging activities, the company also enters into various financial energy contracts for trading activities. The following information presents all positions for the financial instruments only. For the quarter ended December 31, 2006, there were no net pretax earnings (2005 – net pretax earnings of $1 million) resulting from the settlement and revaluation of the financial energy contracts. For the year ended December 31, 2006, a net pretax loss of $3 million (2005 – net pretax earnings of $5 million) was recorded.

The above amounts do not include the impact of related general and administrative costs.

The fair value of unsettled (unrealized) energy trading assets and liabilities as at December 31 are as follows:

($ millions)	2006	2005

Energy trading assets	16	82
Energy trading liabilities	13	70
Net energy trading assets	3	12

Change in Fair Value of Net Assets

($ millions)	2006
Fair value of contracts outstanding at December 31, 2005	12
Fair value of contracts realized during 2006	(6)
Fair value of contracts entered into during the period	2
Changes in values attributable to market price and other market changes	(5)
Fair value of contracts outstanding at December 31, 2006	3

The source of the valuations of the above contracts is based on actively quoted prices and/or internal model valuations.

4. Financing Expenses (Income)

	Fourth Quarter		Years ended December 31
($ millions)	2006	2005	2006	2005

Interest on debt	38	41	150	151
Capitalized interest	(35)	(28)	(129)	(119)
Net interest expense	3	13	21	32
Foreign exchange (gain) loss on long-term debt	51	5	—	(37)
Other foreign exchange (gain) loss	(2)	(3)	18	(10)
Total financing expenses (income)	52	15	39	(15)

5. Reconciliation of Basic and Diluted Net Earnings Per Common Share

	Fourth Quarter		Years ended December 31
($ millions)	2006	2005	2006	2005
Net earnings	358	693	2 971	1 158

(millions of common shares)
Weighted-average number of common shares	460	457	459	456
Options issued under stock-based compensation plans	11	11	11	10
Weighted-average number of diluted common shares	471	468	470	466

(dollars per common share)
Basic earnings per share (a)	0.78	1.52	6.47	2.54
Diluted earnings per share (b)	0.76	1.48	6.32	2.48

Note: An option will have a dilutive effect under the treasury stock method only when the average market price of the common stock during the period exceeds the exercise price of the option.

(a) Basic earnings per share is net earnings divided by the weighted-average number of common shares.

(b) Diluted earnings per share is the net earnings divided by the weighted-average number of diluted common shares.

6. Stock-based Compensation

A common share option gives the holder the right, but not the obligation, to purchase common shares at a predetermined price over a specified period of time.

After the date of grant, employees that hold options must earn the right to exercise them. This is done by the employee fulfilling a time requirement for service to the company, and with respect to certain options, is subject to accelerated vesting should the company meet predetermined performance criterion. Once this right has been earned, these options are considered vested.

The predetermined price at which an option can be exercised is equal to or greater than the market price of the common shares on the date the option is granted.

A performance vesting share unit is an award entitling employees to receive cash to varying degrees contingent upon Suncor’s shareholder return relative to a peer group of companies.

(a) Stock option plans

Under the SunShare long-term incentive plan, the company granted 405,000 options to new and existing employees in the fourth quarter of 2006, for a total of 1,637,000 options granted in the year ended December 31, 2006 (262,000 options granted during the fourth quarter of 2005; 1,253,000 options granted in the year ended December 31, 2005).

On April 30, 2008, 50% of the outstanding, unvested SunShare options will vest. The remaining 50% of the outstanding, unvested SunShare options may vest on April 30, 2008 if the final predetermined performance criterion is met. If the performance criteria is not met, the unvested options that have not previously expired or been cancelled, will automatically vest on January 1, 2012. Management believes that it is highly likely the final performance criterion will be met and that all unvested SunShare options at April 30, 2008 will vest. During the fourth quarter of 2006, stock-based compensation expense was adjusted to reflect this assumption.

Under the company’s other plans, 6,000 options were granted in the fourth quarter of 2006, for a total of 1,588,000 options granted in the year ended December 31, 2006 (1,000 options granted during the fourth quarter of 2005; 1,419,000 granted in the year ended December 31, 2005).

The fair values of all common share options granted during the period are estimated as at the grant date using the Black-Scholes option-pricing model. The weighted-average fair values of the options granted during the various periods and the weighted-average assumptions used in their determination are as noted below:

	Fourth Quarter		Years ended December 31
	2006	2005	2006	2005

Quarterly dividend per share	$0.08	$0.06	$0.08 *	$0.06
Risk-free interest rate	3.88%	3.77%	4.08%	3.69%
Expected life	3 years	5 years	5 years	6 years
Expected volatility	29%	29%	29%	28%
Weighted-average fair value per option	$22.39	$20.47	$29.17	$15.42

* In 2006, a quarterly dividend of $0.06 per share was paid in the first quarter, and quarterly dividends of $0.08 per share were paid in the second, third and fourth quarters.

Stock-based compensation expense recognized in the fourth quarter of 2006 related to stock options plans was $22 million (2005 - $7 million). For the year ended December 31, 2006 stock-based compensation expense recognized was $53 million (2005 - $23 million).

Common share options granted prior to January 1, 2003 are not recognized as compensation expense in the Consolidated Statements of Earnings. The company’s reported net earnings attributable to common shareholders and earnings per share prepared in accordance with the fair value method of accounting for stock-based compensation would have been reduced for all common share options granted prior to 2003 to the pro forma amounts stated below:

	Fourth Quarter		Years ended December 31
($ millions, except per share amounts)	2006	2005	2006	2005

Net earnings - as reported	358	693	2 971	1 158
Less: compensation cost under the fair value method for pre-2003 options	8	2	15	13
Pro forma net earnings	350	691	2 956	1 145

Basic earnings per share
As reported	0.78	1.52	6.47	2.54
Pro forma	0.76	1.51	6.44	2.51
Diluted earnings per share
As reported	0.76	1.48	6.32	2.48
Pro forma	0.74	1.48	6.29	2.46

(b) Performance share units (PSUs)

In the fourth quarter of 2006 the company issued 2,000 PSUs (2005 – 2,000). For the year ended December 31, 2006, the company issued 397,000 PSUs (2005 – 453,000). Expense recognized in the fourth quarter of 2006 was $17 million (2005 – $5 million). Expense recognized for the year ended December 31, 2006 was $42 million (2005 – $21 million).

7. Employee Future Benefits Liability

The company’s pension plans and other post-retirement benefits programs are described in note 8 of the company’s 2005 Annual Report. The following is the status of the net periodic benefit cost for the fourth quarter and the twelve months ended December 31.

	Pension Benefits
	Fourth quarter		Years ended December 31
($ millions)	2006	2005	2006	2005

Current service costs	11	8	44	32
Interest costs	10	9	40	38
Expected return on plan assets	(8)	(7)	(32)	(28)
Amortization of net actuarial loss	7	6	28	21

Net periodic benefit cost	20	16	80	63

	Other Post-retirement Benefits
	Fourth quarter		Years ended December 31
($ millions)	2006	2005	2005	2006
Current service costs	1	—	5	5
Interest costs	2	1	8	6
Amortization of net actuarial loss	—	—	1	1

Net periodic benefit cost	3	1	14	12

8. Supplemental Information

	Fourth Quarter		Years ended December 31
($ millions)	2006	2005	2006	2005

Interest paid	23	27	146	149
Income taxes paid	29	16	34	77

Revenue Hedges

Strategic Crude Oil	Quantity	Average Price	Revenue Hedged	Hedge Period (c)
	(bpd)	(US$/bbl)(a)	(Cdn$ millions)(b)
As at December 31, 2006
Costless collars	60 000	51.64 – 93.26	1 318 – 2 380	2007
Costless collars	10 000	59.85 – 101.06	255 – 431	2008

Natural Gas	Quantity	Average Price	Revenue Hedged	Hedge Period (c)
	(GJ/day)	(Cdn$/GJ)	(Cdn$millions)
As at December 31, 2006
Swaps	4 000	6.11	9	2007

		Average	Dollars	Hedge
Foreign Currency Hedges	Notional	Forward Rate	Hedged	Period (c)
	(Euro Millions)		(Cdn$millions)
As at December 31, 2006
Euro/Cdn forward	20.6	1.41	29	2007	(d)

(a) Average price for crude oil costless collars is US$ WTI per barrel at Cushing, Oklahoma.

(b) The revenue and margin hedged is translated to Cdn$ at the respective year-end exchange rate for convenience purposes.

(c) Original hedge term is for the full year unless otherwise noted.

(d) Settlement for applicable forwards occurring within the period April to September 2007.

9. Income Taxes

During the second quarter of 2006 the federal government substantively enacted a 3.1% reduction to its federal corporate tax rates. Accordingly, the company recognized a reduction in future income tax expense of $292 million related to the revaluation of its opening future income tax balances.

As well, the provincial government of Alberta substantively enacted a 1.5% reduction to its provincial corporate tax rates during the second quarter of 2006. Accordingly, the company recognized a reduction in future income tax expense of $127 million related to the revaluation of its opening future income tax balances.

10. Alberta Crown Royalties

Alberta Crown royalties in effect for each Oil Sands project require payments to the Government of Alberta based on annual gross revenues less related transportation costs (R) less allowable costs (C), including the deduction of certain capital expenditures (the 25% R-C royalty), subject to a minimum payment of 1% of R. Firebag is being treated by the Government of Alberta as a separate project from the rest of the Oil Sands operations for royalty purposes.

In February 2006, we advised the Government of Alberta we would not proceed with a July 2004 claim we filed against the Crown where we were seeking to overturn the government’s decision on the royalty treatment of our Firebag in-situ operations.

Royalty expense for the company’s Oil Sands operations for the fourth quarter was $229 million (2005 - $89 million). For the year ended December 31, 2006, Crown royalty expense was $911 million (2005 - $406 million).

During the fourth quarter of 2006, Suncor exercised its option to move our Oil Sands operations to the bitumen-based royalty regime effective January 1, 2009.

11. Credit Facilities

During the second quarter, a $1.5 billion credit facility agreement was renegotiated and extended by two years, to have a five year term maturing in June 2011. The credit limit of this facility was also increased by $500 million to $2 billion. In addition, a $200 million credit facility agreement was renegotiated and increased by $100 million to $300 million. As well, a $600 million credit facility agreement matured during the second quarter and was not renewed. At December 31, 2006, the company had available facilities as follows:

($millions)

Facility that is fully revolving for 364 days, has a term period of one year and expires in 2008	300
Facility that is fully revolving for a period of five years and expires in 2011	2 000
Facilities that can be terminated at any time at the option of the lenders	30

Total available credit facilities	2 330

As at December 31, 2006, the Company issued $237 million in letters of credit to various third parties and outstanding commercial paper of $280 million, leaving undrawn lines of credit were approximately $1,813 million.